Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Princeton National Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-69019, 333-117663, 333-129484 and 333-133448) on Form S-8 of Princeton National Bancorp, Inc. of our reports dated March 2, 2007, with respect to the consolidated balance sheet of Princeton National Bancorp, Inc. and subsidiary as of December 31, 2006, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Princeton National Bancorp, Inc.

/s/BKD LLP

Decatur, Illinois

March 2, 2007